October 18, 2012

Nathan D. Briggs, Esq.
Ropes & Gray LLP
One Metro Center
700 12th Street NW, Suite 900
Washington, DC 20005-3948

Re: AGIC Convertible & Income Fund
       File Nos. 333-184077 and 811-21284

Dear Mr. Briggs:

       We have reviewed the registration statement on Form N-2 for AGIC Convertible & Income Fund (the "Fund") filed with the Commission on September 25, 2012, in connection with the proposed offering of additional shares of its Common Shares on an immediate, delayed or continuous basis in reliance upon Rule 415 under the Securities Act of 1933 ("Securities Act"). Based on our review of the registration statement, we have the following comments. For convenience, we generally organized our comments using headings, page numbers, and defined terms from the registration statement.

Prospectus

Cover Page

1. Please delete the following words "**nor any state securities commission**" from the legend required by Rule 481(b)(1) under the Securities Act. **See** Item 1.h of Form N-2.

2. Please revise the penultimate paragraph to state whether the Fund makes available its Statement of Additional Information, free of charge, on or through the Fund's Web site at a specified internet address. If the Fund does not make its Statement of Additional Information available in this manner, disclose the reasons why the Fund does not do so. **See** Item 1.1.d of Form N-2.

Prospectus Summary –The Offering, page 1

3. Disclosure in this section states that the Fund may distribute its Common Shares from time to time on terms to be set forth in one or more prospectus supplements. Please confirm to us that, concurrent with the filing of each prospectus supplement, a legality opinion will be filed with a post-effective amendment with respect to each such future offering of the Common Shares. **See** Staff Legal Bulletin No. 19 (Oct. 14, 2011), text at note 26.

Prospectus Summary – Portfolio Contents, pages 2-3

4. Please confirm to us whether the Fund includes derivatives as part of the 80% of the Fund's total assets invested in convertible securities and non-convertible income-producing securities. If the Fund may include derivatives within the 80% basket, please add disclosure stating how such derivatives will be valued. Also, confirm that the Fund will not use the notional value of derivatives towards the 80% of total assets invested in convertible securities and non-convertible income-producing securities.

5. Please explain to us supplementally the basis for the statement that the Fund's holdings of synthetic convertible securities are considered convertible securities for purposes of the Fund's policy to invest at least 50% of its total assets in convertible assets and 80% of its total assets in convertible securities and non-convertible income producing securities. **See** Rule 35d-1 under the Investment Company Act of 1940.

Prospectus Summary – Investment Manager, page 6

6. Disclosure in the first paragraph states that the Fund pays its Investment Manager a fee based upon a percentage of the Fund's "average daily total managed assets". Please inform us whether the Fund's derivative investments are included in the calculation of "average daily total managed assets" and, if so, how those derivatives will be valued for that purpose. Also, in your response letter to us, provide an affirmative statement that the Fund will not use the notional value of its derivative investments for purposes of determining "average daily total managed assets".

Prospectus Summary – Leverage Risk, page 13

7. Disclosure in this section states that the Fund manages some of its derivative positions by segregating an amount of cash or liquid securities equal to the face value or market value of those derivative positions. Please revise this disclosure to clarify that the Fund will manage its leverage risks from derivative transactions by segregating liquid assets equal to the notional amount of its derivative positions.

Summary of Fund Expenses, page 23

8. Disclosure earlier in the prospectus states the Fund's intention to engage in short sales. Please confirm that the **Summary of Fund Expenses** table includes, as an expense, an estimate of dividends paid on the Fund's short sales transactions. **See** AICPA Audit and Accounting Guide: Investment Companies, Paragraph 7.93.j (May 2010).

9. Disclosure in the prospectus states that the Fund may invest in other investment companies, including exchange-traded funds, but the Fund does not disclose Acquired Funds Fees and Expenses in the **Summary of Fund Expenses** table as provided in Item 3 and Instruction 10 to Form N-2. Please explain to us the absence of an Acquired Funds Fees and Expenses line item in the **Summary of Fund Expenses** table.

Credit Default Swaps, pages 32-33

10. Please revise the last paragraph of this section to clarify that where the Fund is the seller in a credit default swap transaction the Fund **will** segregate or "earmark" cash or liquid assets, or enter into offsetting positions, with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Fund).

<u>General Comments</u>

11. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

12. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

13. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

14. Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

15. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

16. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please direct any questions you may have regarding the filing or this letter to me at 202.551.6956.

Sincerely,

Brion R. Thompson
Senior Counsel